SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

NEXTFIT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65338V 10 7

(CUSIP Number)

Pace Mannion

3518 West 10305 South

South Jordan, UT 84095

(801) 243-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

December 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Pace Mannion

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	1,500,000
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	1,500,000

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,500,000 shares of common stock, which holds one vote per share.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

6.27% of Common Stock and 2.50% of all voting rights

(14)

Type of Reporting Person (See Instructions):

IN

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Pagani Corp

20-4095537

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☒

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Utah

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	1,500,000
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	1,500,000

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,500,000 shares of common stock, which holds one vote per share.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

6.27% of Common Stock and 2.50% of all voting rights

(14)

Type of Reporting Person (See Instructions):

CO

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

NextFit, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT  84070

Common Stock, $0.001 par value

Item 2.

Identity and Background.

(a)

Name of person filing (each a “Reporting Person”):

Pace Mannion

Pagani Corp

(b)

Residence or Business Address:

Pace Mannion

3518 West 10305 South

South Jordan, UT 84095

Pagani Corp

3518 West 10305 South

South Jordan, UT 84095

 (c)

Principal occupation or business:

Pagani Corp – Consulting Management

Pace Mannion – TV Sports Analyst

(d)

Criminal proceedings:

During the last five years, no Reporting Person, nor any manger, officer, director or member of a Reporting Person, has been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, no Reporting Person, nor any manger, officer, director or member of a Reporting Person, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

Pace Mannion – United States

Pagani Corp – Utah

Item 3.

Source and Amount of Funds or Other Consideration.

On December 18, 2009, the Company entered into a Loan Agreement with Pagani Corp.  Pace Mannion is the sole officer and director of Pagani Corp.  The Loan Agreement provides for aggregate loan proceeds of $150,000 to be used for day-to-day operations of the Company.  As an inducement for Pagani Corp to lend money to the Company, the Company issued 1,500,000 shares of Common Stock to Pagani Corp.

Item 4.

Purpose of the Transaction.

No Reporting Person has any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

Pace Mannion and Pagani Corp beneficially own 1,500,000 shares of voting Common Stock of NextFit, Inc., consisting of 1,500,000 shares of Common Stock issued in the name of Pagani Corp. The aggregate shares represent approximately 6.27% of the Common Stock of the Company outstanding, and approximately 2.50% of all voting power of the Company outstanding.

(b)	Pace Mannion and Pagani Corp have shared voting and shared dispositive power with respect to all shares of the Company’s Common Stock held in the name of Pagani Corp.

(c)

As reported in Item 3, above, during the past 60 days, Pagani Corp entered into a certain Loan Agreement with the Company, and received as part consideration therefore shares of Common Stock of the Company for no additional consideration.

(d)	N/A

(e)	N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2010	/s/ Pace Mannion
Pace Mannion

Date: January 7, 2010
Pagani Corp /s/ Pace Mannion
By: Pace Mannion, President

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